UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 29, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Onconova Therapeutics, Inc.

File No. 333-189358 - CF#29687

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Onconova Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 14, 2013.

Based on representations by Onconova Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through September 19, 2017
Exhibit 10.2	through May 6, 2016
Exhibit 10.3	through May 6, 2016
Exhibit 10.4	through May 6, 2016
Exhibit 10.5	through May 6, 2016
Exhibit 10.6	through May 6, 2016
Exhibit 10.7	through May 6, 2016
Exhibit 10.8	through May 6, 2016
Exhibit 10.9	through May 6, 2016
Exhibit 10.10	through May 6, 2016
Exhibit 10.12	through May 6, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary